Annual Report 2001


02026159

Quigley

The Quigley Corporation



Putting the care in health™

Table of Contents

The Quigley Corporation is a leading manufacturer, marketer, and developer of natural health and homeopathic drug products. Our corporate mission and business strategy is to identify, develop, and bring to market innovative healthcare products that improve the lives of consumers.

Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new brands that address the healthcare and quality-of-life concerns of the broadest market segments. Our commitment to "put the care in health" is reflected in our innovative natural approach to health and the environment.

Our cold-remedy products are marketed and distributed throughout the United States under the trade name Cold-Eeze®, and in Canada Zigg-Eeze™. Cold-Eeze and Zigg-Eeze are based on a proprietary Zinc Gluconate Glycine (ZIGG™) formula, proven in two double-blind studies to reduce the duration and severity of common-cold symptoms. Cold-Eeze is now an established product in the healthcare and cold-remedy market.

The Company's subsidiaries include Darius International Inc. and Caribbean Pacific Natural Products, Inc. Darius is a direct-selling organization specializing in proprietary health and wellness products. Caribbean Pacific is a major developer and partnership marketer of all-natural sun-care and skincare products for luxury resorts, theme parks, and spas.

The Quigley Corporation's direct customers include the nation's leading food, chain drug and mass merchandisers throughout the United States, including the Walgreen Company, Albertsons, CVS, Rite-Aid, Eckerd Drug Company, Phar-Mor Inc., Wal-Mart, Target, The Kroger Company, Safeway Inc., Costco Wholesale, K-Mart Corporation, and wholesale distributors including AmeriSource-Bergen Brunswig Drug Company, Cardinal Health and the McKesson Drug Company.

Fellow Stockholders:

Entering 2001, The Quigley Corporation's watchwords were: Vision, Strategy and Diversification — key elements to the successful execution of our business strategy.

Our vision was to expand the foundation of science upon which The Quigley Corporation was built. We successfully implemented our strategy to introduce exciting new products to our flagship line as well as other business segments. Our diversification efforts encompassed much more than new products, they included the creation of Quigley Pharma Inc., the Company's new wholly-owned ethical pharmaceutical subsidiary.

The combination of Vision, Strategy and Diversification began to prove its value in 2001. Marketing costs were reduced by approximately 34% over 2000, while sales improved steadily, contributing to the bottom line improvement for 2001.

While we will not be satisfied until The Quigley Corporation returns to consistent profitability, the 2001 turnaround was evident.



Guy J. Quigley
President,
Chairman & Chief Executive Officer

The improvement included a highly cost effective marketing effort that consisted of a special promotional campaign for the Cold-Eeze® brand aimed directly at consumers through the nation's top chain, drug, supermarket and mass merchandise retail outlets. This campaign reinforced to the consumer that Cold-Eeze is the original clinically proven formula to reduce the duration of the common cold. While other cold products may treat cold symptoms, Cold-Eeze is proven to reduce the severity and duration of the common cold.

Going forward, we are poised to produce steady sales growth for the Cold-Eeze brand through efficient marketing and brand enhancing product extensions. The 2001 brand extensions included a new form of Cold-Eeze in Cinnamon Chewing Gum as well as a relaunch of Sugar-Free Cold-Eeze behind a clinical study showing it is safe for both Type 1 and Type 2 diabetics. Upcoming brand extensions include the addition of a new Honey Lemon-flavored Cold-Eeze Lozenge.

The Company formed Quigley Pharma Inc. in January 2001 to introduce a line of potential prescription products. Just as The Quigley Corporation is a leading developer and marketer of diversified natural health products, Quigley Pharma is a logical progression to capitalize on our marketing and management experience and position the Company for aggressive growth. The same scientific foundation underlying Cold-Eeze provides the genesis for Quigley Pharma, the long-term priority of The Quigley Corporation. Quigley Pharma will combine the rigor of traditional pharmaceutical research with an eye toward revolutionary technologies and treatment approaches to effectively improve the health and wellness of society.

Quigley Pharma Inc. already has an array of groundbreaking patent applications and is taking the necessary actions to meet all Federal Food and Drug Administration legal and procedural obligations.

Through Quigley Pharma, the Company initiated the first of a series of patent applications in 2001 including:

- "Method and Composition for the Topical Treatment of Diabetic Neuropathy", created to relieve pain suffered by diabetics. In data compiled from 1995 to 1998, the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) reported that diabetes afflicts 15.7 million people in the United States (5.9% of the population) and that 798,000 new cases are diagnosed each year. The data also found that 60 to 70 percent of diabetics suffer mild to severe forms of nervous system damage and resultant pain. The patent application was assigned in January 2001.
- "Medicinal Composition and Method of Using It" (for Treatment of Sialorrhea and other Disorders), a prescription product to relieve sialorrhea (excessive production of saliva) in patients suffering from Amyotrophic Lateral Sclerosis (ALS), otherwise known as Lou Gehrig's Disease. This patent application was assigned to the Company in September 2001.



Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director



George J. Longo
Vice President,
Chief Financial Officer & Director

- "Method and Composition for Prevention, Reduction and Treatment of Radiation Dermatitis," a prescription product to relieve the effects of radiation dermatitis. This patent application was assigned to the Company in November 2001. Many individuals are exposed to radiation through medical treatment, diagnostic techniques or procedures such as fluoroscopy or the nature of their jobs. These exposures often cause skin reactions, which range from irritating to severe.

In 2001, your Company made major progress towards regaining and maintaining profitability as well as initiating an exciting new engine of future revenue in Quigley Pharma. As we continue to execute our strategy throughout the balance of 2002 and beyond, we will continue to turn Vision, Strategy and Diversification from words into actions that will produce and sustain growth and value for you, our stockholders.

Finally, I want to thank you for your continued confidence in The Quigley Corporation's long-term business potential, strategy, management and performance. We look forward to consistently reporting our progress to you throughout the year.



Guy J. Quigley
President,
Chairman & Chief Executive Officer



Eric H. Kaytes
Vice President,
Chief Information Officer,
Secretary, Treasurer & Director



Charles A. Genuardi
Director,
Former Chairman &
President & Chief Executive Officer
of Genuardi's Family Markets

Jacqueline F. Lewis
Director,
Vice President & Chief Operating Officer of D. A. Lewis, Inc.

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Overview

The Quigley Corporation, (the Company), headquartered in Doylestown, Pennsylvania, is a leading marketer and distributor of a diversified range of health and homeopathic products.

The Company has developed and markets the Cold-Eeze® range of products in lozenge, bubblegum and sugar-free tablet form. Cold-Eeze® is the only zinc gluconate glycine product clinically proven in two double-blind studies to reduce the severity and duration of common cold symptoms. The efficacy of the product was established following the publication of the second double-blind study in July 1996. The sugar-free product is especially beneficial to diabetics and other consumers concerned about their sugar intake.

Cold-Eeze® is distributed through numerous independent, chain drug and discount stores throughout the United States. During 2001, the industry in which the Company's products are distributed continued to experience further mergers and consolidations. This contraction within the industry had the impact of reducing sell-in opportunities of previous years. During the latter part of 2001, the economic downturn became more pronounced, our customers strove to achieve greater efficiencies by means of better managing inventory, and therefore carried lower levels of inventory with the effect of reduced ordering activity.

The inclusion of Darius and Caribbean Pacific Natural Products in 2001 provided diversification for the Company with Cold-Eeze® contributing 68.4% of sales in 2001, compared to 95.6% in 2000.

The revenue for 2001 was $24,669,667, compared to $16,805,093 and $22,320,451 for 2000 and 1999, respectively. The increase in revenue is accounted for by the continued development of both the Darius and Caribbean Pacific Natural Products businesses in 2001, which had combined revenue of $7,965,049, compared to $850,166 for the year of 2000. Cold-Eeze® revenues declined slightly in 2001 due to the effects of continued industry consolidations and the pursuit of inventory efficiencies by our customers. However, independent market data indicates that the rate of decrease in consumer purchasing of Cold-Eeze® has slowed significantly. Additionally in 2001, revenues were assisted by the settlement in the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor. Under the agreement, Gum Tech will pay the Company $1,137,500 for a limited license on the use of zinc gluconate for the treatment of the duration and symptoms of the common cold. Gum Tech is also required to pay the Company an ongoing royalty of 5.5 percent from April 1, 2001 through March 5, 2002 on all Zicam cold relief sales. In addition, Gum Tech has guaranteed to pay a minimum of $500,000 in ongoing royalties, regardless of sales, through March 5, 2002. Legal and other expenses associated with this lawsuit in 2001 approximated $700,000.

Advertising costs in 2001 were approximately $3,400,000, compared to approximately $9,300,000 in 2000. During 2001, the Company continued the strategy initiated in late 2000 of focusing less on television and radio advertising and more on promoting the product with our customers, and occasionally directly with the consumer. This commitment to the Cold-Eeze® product was further strengthened during 2001 with the hiring of a Vice President of Sales and Marketing, and also the contracting with a large geographically diverse brokerage company to promote and represent the product at the retail level.

The Company continues to use the resources of independent national and international brokers to represent the Company's Cold-Eeze® products, which provide cost efficiencies that benefit the Company.

In January 2000, the Company formed Darius International Inc., a direct selling organization specializing in proprietary health and wellness products. Darius International was formed to implement Company strategy as a means of introducing new products to the marketplace through alternative distribution channels by utilizing a network of independent distributors. On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company involved in the direct marketing and distribution of health and wellness products. This entity, which is a wholly-owned subsidiary of Darius International Inc., is based in Utah.

In July 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc., an Orlando, Florida-based company. Caribbean Pacific Natural Products is a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. Caribbean Pacific Natural Products has developed domestic and international markets for its products.

Manufacturing for all the Company's products is done by outside sources. The manufacturer of the Cold-Eeze® lozenge product manufactures exclusively for the Company, with the bubblegum and the sugar-free products being produced by different manufacturers.

During 2001, the Company continued to make progress with the registration of the Cold-Eeze® products in the United Kingdom as a pharmacy drug and incurred approximately $650,000 in related expenses.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities in order to continue to compete on a national and international level.

Effect of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". The SAB summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. As the Company's current revenue recognition policy meets the standards set forth in SAB 101, the Company was not required to change its revenue recognition policy based on the interpretation of SAB 101.

In May 2000, the Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Coupons, Rebates and Discounts" that addressed accounting for sales incentives. The Task Force concluded that in accounting for cash sales incentives, a manufacturer should recognize the incentive as a reduction of revenue on the later date of the manufacturer's sale or the date the offer is made to the public. The reduction of revenues should be measured based on the estimated amount of incentives to be claimed by the ultimate customers. This pronouncement was adopted in the first quarter of fiscal 2001.

In September 2000, the EITF reached a final consensus on issue EITF No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." The Task Force concluded that amounts billed to customers related to shipping and handling should be classified as revenue. Further, the Task Force stated that shipping and handling costs related to this revenue should either be recorded in costs of goods sold or the Company should disclose where these costs are recorded and the amount of these costs. We adopted this principle during the fourth quarter of fiscal year 2000. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In March 2000, FASB Interpretation, or FIN, No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25," was issued. FIN 44 clarifies the application of APB No. 25 for certain issues. FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed option or award, and the accounting for an exchange of share compensation awards in a business combination, among others. FIN 44 was effective

July 1, 2000 but certain conclusions in this interpretation cover specific events that occurred after either December 15, 1998 or January 12, 2000. FIN 44 did not have a significant effect on our financial position or results of operations.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and existing intangible assets and goodwill be evaluated for these new separation requirements. Goodwill and intangible assets determined to have indefinite useful lives will not be amortized. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to implement SFAS No. 143 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company is required to implement SFAS No. 144 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

Results of Operations

Twelve months ended December 31, 2001 compared with same period 2000

For the year ended December 31, 2001, the Company had revenues of $24,669,667, an increase of 46.7% over 2000 revenues of $16,805,093. The results of 2001 show a net income of $215,964 compared to a loss of ($5,196,473) for 2000.

Revenues for 2001 included amounts of $5,788,579 and $2,176,470 relating to Darius and Caribbean Pacific Natural Products, compared to $51,300 and $798,866, respectively for 2000. The Cold-Eeze® product was adversely affected by continued industry consolidations in which the Company's products are distributed, and the effects of the economic downturn which was evident in the latter part of 2001. However, independent market data indicates that the rate of decrease in consumer purchasing of Cold-Eeze® has slowed significantly. Additionally in 2001, revenues were assisted by the settlement in the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor. Under the agreement, Gum Tech will pay the Company $1,137,500 for a limited license for the use of zinc gluconate for the treatment of the duration and symptoms of the common cold. Gum Tech is also required to pay the Company an ongoing royalty of 5.5 percent from April 1, 2001 through March 5, 2002 on all Zicam cold relief sales. In addition,

Gum Tech has guaranteed to pay a minimum of $500,000 in ongoing royalties, regardless of sales through March 5, 2002. Legal and other expenses associated with this lawsuit in 2001 approximated $700,000.

The Company's cost of goods sold increased to 38.1% in 2001 from 30.4% in 2000. The primary reason for the increase in 2001 was the higher proportion of sales attributable to Darius and Caribbean Pacific in 2001 (31.6%), compared to 2000 (4.4%). Both Darius and Caribbean Pacific's products carry a higher a cost of goods compared to Cold-Eeze® products.

Selling, general and administrative expenses for 2001 were $14,148,814, compared to $15,669,787 in 2000. Advertising costs in 2001 decreased by approximately $6,000,000, however this reduction in costs was partially offset by increased operating costs of Darius and Caribbean Pacific, which was due to limited operations in 2000. During 2001, the Company's major operating expenses of delivery, salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $9,325,876 (66%) of the total of $14,148,814, a decrease of 25% over the 2000 amount of $12,378,717. The selling, general and administrative expenses related to Darius and Caribbean Pacific for 2001 and 2000 were $4,902,480 and $1,495,142, respectively.

Research and Development costs in 2001 and 2000 were $1,331,639 and $1,185,750, respectively. Principally, the increase of Research and Development in 2001 and 2000 was due to expenses incurred as part of the costs related to the application for a pharmacy drug license in the United Kingdom, together with the research costs related to Quigley Pharma.

Total assets of the Company at December 31, 2001 and 2000 were $24,755,795 and $26,055,601, respectively. Working capital decreased by $3,692 to $18,625,819 at December 31, 2001. The primary influences on working capital during 2001 were the reductions in accrued expenses relating to advertising and royalties and sales commissions with the related reduction in cash balances.

Twelve months ended December 31, 2000 compared with same period 1999

Revenues for the year ended December 31, 2000 were $16,805,093, which was a decrease of 25% over 1999 revenues of $22,320,451. The net loss for 2000 was ($5,196,473), compared to a net loss in 1999 of ($4,203,785). The 2000 net loss did not reflect any tax benefit, whereas the 1999 net loss was reduced by a tax benefit of $1,902,615. A tax benefit was not available in 2000 because of a net operating loss carry-forward for tax purposes that occurred during the fourth quarter of 1999.

2000 revenues were adversely affected by changes in the industry. Customer consolidations continued throughout the year which had the effect of reducing the opportunities for pipeline fill. The industry consolidation also meant the adoption of just-in-time inventory systems, and as a result product lead time was lessened and inventories had been reduced. Also the occurrence of store private-labeling of zinc products increased during 2000, which has not only the effect of greater competition, but without proven clinical efficacy these products impact on the credibility of a proven product such as Cold-Eeze®.

Independent data indicate that, overall, the 2000 cough/sore throat drops consumption rate was decreased by 9% over 1999, due to less incidence of cold and flu.

Revenues during 2000 from Darius International Inc., and Caribbean Pacific Natural Products, Inc. contributed $850,166, with both of these companies being largely in their developmental stage.

The Company's cost of goods sold decreased from 31.7% in 1999 to 30.4% in 2000. The decrease in 2000 was primarily the result of shifts in the product mix of sales. Bubblegum sales in 2000 represented a lesser percentage of sales compared to 1999. Additionally, the margin associated with Caribbean Pacific Natural Products, which commenced activity in July 2000, was higher than that of the Cold-Eeze® products.

Selling, general and administrative expenses for 2000 were $15,669,787 compared to $21,131,172 in 1999. The decrease in 2000 is primarily accounted for by the reduction in television and radio advertising. This reflects a change to focus on shared advertising initiatives with the independent and chain drug stores and wholesalers. During 2000, the Company's major operating expenses of delivery, salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $12,378,717 (79%) of the total of $15,669,787, a decrease of 34% over the 1999 amount of $18,762,240. The selling, general and administrative expenses related to Darius International Inc., and Caribbean Pacific Natural Products, Inc. for 2000 were $1,495,142, with zero costs in 1999.

Research and Development costs in 2000 and 1999 were $1,185,750 and $297,650, respectively. The increase in 2000 was primarily due to the expense associated with the Cold-Eeze® regulatory process being conducted in the United Kingdom.

Total assets of the Company at December 31, 2000 and 1999 were $26,055,601 and $33,271,056, respectively. Working capital decreased by $4,998,542 to $18,622,127 at December 31, 2000. The main factor contributing to the reduction was the loss incurred for the year of ($5,196,473), and the related reduction in accounts receivable and cash.

Twelve months ended December 31, 1999 compared with same period 1998

For the year ended December 31, 1999, the Company had revenues of $22,320,451 and a net loss of ($4,203,785), compared to revenues of $34,735,167 and net income of $6,809,526 for the comparable period in 1998. 1999 experienced a slowdown in sales for various reasons. During the course of the year, a large number of zinc products left the market leading to the lowering of prices by these competitors, resulting in these zinc products being sold at non-competitive prices. Additionally, the marketplace experienced the influx of herbal remedies and nutritional supplements, resulting in consumer confusion. The high inventory levels that were being held by customers from previous years, along with the consolidation of customers, all reduced sales for the year. The 1999 results were adversely affected by the change in the effective tax rate from 39% to 31%, due to the provision of a valuation allowance equaling the total deferred tax asset, thereby not reducing the loss for related tax benefits.

Cost of Goods Sold, as a percentage of sales in 1999, was 31.7%, up 1.8% from the 1998 level of 29.9%. The increase in 1999 was attributable to the contribution to sales made by Bodymate™ and the bubblegum form of Cold-Eeze®, both of which carry a higher unit cost of goods percentage. The Cold-Eeze® lozenge product continued to be manufactured in an efficient and cost-effective manner, and accounts for a majority of the sales activity.

Total operating costs for 1999, including research and development, were $21,428,822, compared to $14,143,610 for 1998. The main reason for the increase was the necessity to promote the unique, proven properties of the Cold-Eeze® products in light of the influx of competing new products into the marketplace. This was addressed through increased radio and television advertising at appropriate times during the year. During 1999, the Company's major operating expenses of delivery, salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $18,762,240 (88%), of the total of $21,428,822.

Total assets of the Company at December 31, 1999 and 1998 were $33,271,056 and $48,610,644, respectively. Working capital decreased by $19,403,816 to $23,620,669 at December 31, 1999. The main factors contributing to the reduction in these two categories were the cash expended in the repurchase of Company stock to treasury totaling $14,788,193 during the course of the year, as reflected in total stockholders' equity, together with losses incurred during the year, offset by the increase in current liabilities.

Material Commitments and Significant Agreements

The Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which insure a reliable source of product for the future. The facility producing the Cold-Eeze® lozenge product manufactures exclusively for the Company.

The Company has agreements in place with independent brokers whose function is to represent the Company, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

There are significant royalty and commission agreements between the Company, patent holders and the developer of the Company's cold-relief products. The Company has entered into royalty agreements with the patent holders that require payments of 6% on sales collected, less certain deductions, and with the founders who share a commission of 5% on sales collected, less certain deductions. Additionally, the developer of the Cold-Eeze® product formulation receives a consulting fee of 2% on sales collected, less certain deductions. The agreements with the patent holders and the developer expire on March 5, 2002 and May 4, 2007, respectively, and with the founders on May 31, 2005.

The trademarks and formulations for the natural skincare products sold by Caribbean Pacific Natural Products, Inc. are owned by Caribbean Pacific International, Inc., which has a 40% ownership position in Caribbean Pacific Natural Products. The trademarks' and formulations' rights are assigned to Caribbean Pacific Natural Products, Inc. for a twenty-five year period. Caribbean Pacific Natural Products pays Caribbean Pacific International a royalty of five percent (5%) on sales collected, less certain deductions, which terminates in May, 2004.

The Company has committed to advertising costs approximating $35,000 relating to 2002. Additional advertising cost is expected to be incurred for the remainder of 2002.

Liquidity and Capital Resources

The Company and its subsidiaries had working capital of $18,625,819 and $18,622,127 at December 31, 2001 and 2000, respectively. While the movement in working capital overall has not been significant during 2001, cash balances have decreased by $1,625,003, accrued royalties and sales commissions have decreased by $444,048 and accrued advertising has decreased by $1,069,081. Total cash balances at December 31, 2001 were $9,740,840, compared to $11,365,843 at December 31, 2000.

Management believes that its revised strategy to establish Cold-Eeze® as a recognized brand name, its broader range of products, newly adopted diversified distribution methods, adequate manufacturing capacity, growth in international sales, together with its current working capital, should provide an internal source of capital to fund the Company's business operations. In addition to anticipated funding from operations, the Company and its subsidiaries may, in the short and long term, raise capital through the issuance of equity securities to finance anticipated growth.

During 2001, the Company repurchased a total of 30,000 shares at a cost of $30,131.

Management is not aware of any trends, events or uncertainties that have, or are reasonably likely to have, a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales, revenues or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Impact of Inflation

The Company is subject to normal inflationary trends and anticipates that any increased costs should be passed on to its customers.

Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's product, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

Responsibility for Financial Statements

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

PricewaterhouseCoopers LLP, the Company's independent accountants, performed an audit for the years ended December 31, 2001, 2000, and 1999, in accordance with generally accepted auditing standards. The independent accountants conducted a review of internal accounting controls to the extent required by generally accepted auditing standards and performed such tests and procedures, as they deem necessary to arrive at an opinion on the fairness of the financial statements presented herein.



Guy J. Quigley
Chairman of the Board,
President, Chief Executive Officer
February 15, 2002



George J. Longo
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
February 15, 2002

To the Board of Directors and Stockholders of The Quigley Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of The Quigley Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 15, 2002

The Quigley Corporation - Consolidated Balance Sheets

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS:		
Cash and cash equivalents	$9,740,840	$11,365,843
Accounts receivable *(less doubtful accounts of $719,301 and $536,297)*	4,425,291	4,062,703
Inventory	6,507,746	6,917,889
Prepaid expenses and other current assets	1,507,462	1,123,275
TOTAL CURRENT ASSETS	22,181,339	23,469,710
PROPERTY, PLANT AND EQUIPMENT – net	2,201,309	2,139,727
OTHER ASSETS:		
Patent rights - Less accumulated amortization	21,940	109,702
Excess cost over net assets acquired	327,014	329,166
Other assets	24,193	7,296
TOTAL OTHER ASSETS	373,147	446,164
TOTAL ASSETS	$24,755,795	$26,055,601

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2001	December 31, 2000
CURRENT LIABILITIES:		
Accounts payable	$911,813	$763,527
Accrued royalties and sales commissions	1,005,594	1,449,642
Accrued advertising	668,792	1,737,873
Other current liabilities	969,321	896,541
TOTAL CURRENT LIABILITIES	3,555,520	4,847,583
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST IN CONSOLIDATED AFFILIATES	-	237,326
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000; Issued: 15,321,206 and 15,271,206 shares	7,661	7,636
Additional paid-in-capital	28,915,612	28,871,887
Retained earnings	17,465,161	17,249,197
Less: Treasury stock, 4,646,053 and 4,616,053 shares, at cost	(25,188,159)	(25,158,028)
TOTAL STOCKHOLDERS' EQUITY	21,200,275	20,970,692
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$24,755,795	$26,055,601

See accompanying notes to financial statements

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
SALES:			
Sales	$25,224,362	$19,364,186	$24,819,942
Co-operative advertising promotions	2,101,287	2,559,093	2,499,491
NET SALES	23,123,075	16,805,093	22,320,451
SETTLED LITIGATION	1,546,592	-	-
TOTAL REVENUE	24,669,667	16,805,093	22,320,451
COST OF SALES	9,615,211	5,884,592	7,879,303
GROSS PROFIT	15,054,456	10,920,501	14,441,148
OPERATING EXPENSES:			
Sales and marketing	5,772,832	9,453,277	15,438,511
Administration	8,375,982	6,216,510	5,692,661
Research and development	1,331,639	1,185,750	297,650
TOTAL OPERATING EXPENSES	15,480,453	16,855,537	21,428,822
(LOSS) FROM OPERATIONS	(425,997)	(5,935,036)	(6,987,674)
INTEREST AND OTHER INCOME	404,632	646,723	881,274
(LOSS) BEFORE TAXES	(21,365)	(5,288,313)	(6,106,400)
INCOME TAXES (BENEFIT)	-	-	(1,902,615)
MINORITY INTEREST IN LOSS OF CONSOLIDATED AFFILIATE	(237,329)	(91,840)	-
NET INCOME (LOSS)	$215,964	($5,196,473)	($4,203,785)
Earnings (Loss) per common share:			
Basic	$0.02	($0.49)	($0.37)
Diluted	$0.02	($0.49)	($0.37)
Weighted average common shares outstanding:			
Basic	10,675,153	10,551,027	11,351,960
Diluted	10,750,687	10,551,027	11,351,960

See accompanying notes to financial statements

The Quigley Corporation - Consolidated Statements Of Stockholders' Equity

	Common Stock Shares	Issued Amount	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total
Balance January 1, 1999	12,744,036	$7,205	$28,207,208	($10,256,391)	$26,649,455	$44,607,477
Treasury stock	(2,816,631)			(14,788,193)		(14,788,193)
Tax benefits from options, warrants and common stock			697,208			697,208
Tax valuation allowance			(697,208)			(697,208)
Warrants issued for services			202,975			202,975
Proceeds from options and warrants exercised	422,326	210	427,289			427,499
Other			(30,364)			(30,364)
Net loss year ended December 31, 1999					(4,203,785)	(4,203,785)
Balance December 31, 1999	10,349,731	7,415	28,807,108	(25,044,584)	22,445,670	26,215,609
Treasury stock	(134,400)			(113,444)		(113,444)
Tax benefits from options, warrants and common stock			230,998			230,998
Tax valuation allowance			(230,998)			(230,998)
Proceeds from options and warrants exercised	439,822	221	64,779			65,000
Net loss year ended December 31, 2000					(5,196,473)	(5,196,473)
Balance December 31, 2000	10,655,153	7,636	28,871,887	(25,158,028)	17,249,197	20,970,692
Treasury stock	(30,000)			(30,131)		(30,131)
Shares issued for net assets acquired	50,000	25	43,725			43,750
Net Income year ended December 31, 2001					215,964	215,964
Balance December 31, 2001	10,675,153	$7,661	$28,915,612	($25,188,159)	$17,465,161	$21,200,275

See accompanying notes to financial statements

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATING ACTIVITIES:			
Net income (loss)	$215,964	($5,196,473)	($4,203,785)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Depreciation and amortization	490,241	364,924	229,812
Expenditures paid with common stock	-	-	202,975
Minority interest share of loss in consolidated subsidiary	(237,326)	(91,840)	-
Deferred income taxes	-	-	397,489
Other assets	(16,897)	446,868	-
(Increase) decrease in assets:			
Accounts receivable	(314,801)	2,576,984	935,679
Inventory	794,852	(515,069)	352,607
Prepaid expenses and other current assets	(341,287)	267,427	41,422
Prepaid income taxes	-	2,485,247	80,074
Increase (decrease) in liabilities:			
Accounts payable	24,299	367,749	(362,255)
Accrued royalties and sales commissions	(444,048)	(273,073)	(362,731)
Accrued advertising	(1,069,081)	(2,786,028)	3,962,635
Other current liabilities	(218,829)	483,488	(12,758)
Total adjustments	(1,332,877)	3,326,677	5,464,949
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,116,913)	(1,869,796)	1,261,164
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Capital expenditures	(368,320)	(393,477)	(1,043,978)
Net cost of assets acquired	(109,639)	(312,915)	-
Other assets	-	-	(197,782)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(477,959)	(706,392)	(1,241,760)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercises of options and warrants	-	65,000	427,499
Repurchase of common stock	(30,131)	(113,444)	(14,788,193)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(30,131)	(48,444)	(14,360,694)
NET INCREASE (DECREASE) IN CASH	(1,625,003)	(2,624,632)	(14,341,290)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	11,365,843	13,990,475	28,331,765
CASH & CASH EQUIVALENTS, END OF PERIOD	$9,740,840	$11,365,843	$13,990,475

See accompanying notes to financial statements

Note 1 – Summary Of Significant Accounting Policies

The Quigley Corporation (the "Company") was organized under the laws of the State of Nevada on August 24, 1989. The Company started business October 1, 1989 and has been engaged in the business of marketing health products. The products are fully developed and are being offered to the general public. For the most recent fiscal periods, the Company has concentrated its efforts on the promotion of "Cold-Eeze®", a cold-remedy product, in the United States. The demand for the Company's cold-remedy products and sun-care and skincare products is seasonal, where the third and fourth quarters generally represent the largest sales volume for the cold-remedy products and the first and second quarters represent the largest sales volume for the sun-care and skincare products.

Darius International Inc., a wholly-owned subsidiary specializing in proprietary health and wellness products was formed in 2000 to introduce new products to the marketplace through a network of direct-selling independent distributors. On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company, located in Utah, involved in the direct marketing and distribution of health and wellness products.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc., which is a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas.

Basis of Presentation

The consolidated financial Statements include the accounts of The Quigley Corporation and its wholly- and majority-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Effective July 1, 2000, the Company acquired a 60 percent ownership position in Caribbean Pacific Natural Products, Inc., which is accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated financial Statements from the date of acquisition. This majority ownership position required a cash investment that approximated $812,000 and the provision for a $1 million line of credit, secured by inventory, accounts receivable and all other assets of Caribbean Pacific Natural Products. The net assets of Caribbean Pacific Natural Products at the acquisition date principally consisted of a product license and distribution rights with no recorded value, inventory and fixed assets of $312,915, and $510,000 of working capital with a contribution to minority interest of $329,166.

The 40-percent ownership position representing the minority interest is reflected in the consolidated Statements of Operations for their portion of (losses), and the consolidated Balance Sheet for their ownership portion of accumulated (losses), share of net assets and capital stock at acquisition date. At December 31, 2001, accumulated losses associated with minority interest have reduced minority interest to zero on the Balance Sheet, with excess losses amounting to $144,866 being absorbed in the Statement of Operations in 2001 by the Company.

On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company, located in Utah, involved in the direct marketing and distribution of health and wellness products. This acquisition required cash payments that approximated $110,000, and 50,000 shares of the Company's stock issued to the former owners of the assets acquired. The net assets acquired at acquisition principally consisted of intangibles with no recorded value, inventory, accounts receivable, bank balances and fixed assets totaling $536,000, and liabilities assumed approximating $416,000. Also required are continuous payments for the use of product formulations, consulting, confidentiality and non-compete fees that total up to 12% on net sales collected until $540,000 is paid, when such fees become 5% on net sales collected for the continuous applications of these arrangements. This acquisition is accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated Statements of Operations from the date of acquisition. The excess of cost over net assets acquired has been amortized on a straight-line basis over a period of 15 years. Subsequent to 2001, the account will only be reduced if the value becomes impaired.

Principles of Accounting

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out ("FIFO") method of determining cost for all inventories. Inventories are primarily comprised of finished goods.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed principally in accordance with the following ranges of estimated asset lives: building and improvements–twenty years; machinery and equipment–five to seven years; computer software–three years; and furniture and fixtures–seven years.

Patent Rights and Intangibles

Patent rights are amortized on a straight-line basis over the period of the related licensing agreements, which approximate 67 months. Amortization costs incurred for the years ended December 31, 2001, December 31, 2000, and December 31, 1999, were $87,761 for all years. Accumulated amortization at December 31, 2001, December 31, 2000, and December 31, 1999, was $468,060, $380,299, and $292,538, respectively.

The excess of cost over net assets acquired has been subject to amortization on a straight-line basis over a period of 15 years.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

Subsequent to 2001, the account will only be reduced if the value becomes impaired.

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with three major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 33% for the year ended

December 31, 2001, 44% for the year ended December 31, 2000, and 39% for the year ended December 31, 1999. During 2001, approximately 99% of the Company's revenues originated in the United States, with the remainder being attributable to international trade.

The Company currently uses three separate suppliers to produce Cold-Eeze® in lozenge, bubblegum, and sugar-free tablet form. Substantially all of the Company's revenues are currently generated from the sale of the Cold-Eeze® product. The lozenge form is manufactured by a third-party manufacturer that produces exclusively for the Company. The other forms are manufactured by third parties that produce a variety of other products for other customers. Should these relationships terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Raw material used in the production of the product is available from numerous sources. Currently, it is being procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply the contract manufacturer with the ingredients, other sources have been identified.

Darius' product for resale is sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with product, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

Currently, the principal finished products relating to Caribbean Pacific Natural Products are being manufactured and blended by a single vendor. In the event of there being difficulties with the current sources of raw material or finished product, other suppliers have been identified that may result in a temporary delay in production.

Long-lived assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company is required to implement SFAS No. 144 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows, a loss is recognized in the Statement of Operations.

Revenue Recognition

Sales are primarily recognized at the time a shipment is received by the customer. Provisions for estimated product returns are accrued in the period of sale recognition. In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." The SAB summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. As the Company's current revenue recognition policy meets the standards set forth in SAB 101, the Company was not required to change its revenue recognition policy based on the interpretation of SAB 101.

Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

Coupons, Rebates and Discounts

In May 2000, the Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Coupons, Rebates and Discounts" that addressed accounting for sales incentives. The Task Force concluded that in accounting for cash sales incentives a manufacturer should recognize the incentive as a reduction of revenue on the later date of the manufacturer's sale or the date the offer is made to the public. The reduction of revenues should be measured based on the estimated amount of incentives to be claimed by the ultimate customers. This pronouncement was adopted in the first quarter of fiscal 2001.

Shipping and Handling

In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on issue EITF No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." The Task Force concluded that amounts billed to customers related to shipping and handling should be classified as revenue. Further, the Task Force stated that shipping and handling costs related to this revenue should either be recorded in costs of goods sold, or the Company should disclose where these costs are recorded and the amount of these costs. The Company adopted this principle during the fourth quarter of fiscal year 2000. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

Stock Compensation

In March 2000, FASB Interpretation, or FIN, No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25," was issued. FIN 44 clarifies the application of APB No. 25 for certain issues. FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed option or award, and the accounting for an exchange of share compensation awards in a business combination, among others. FIN 44 was effective July 1, 2000 but certain conclusions in this interpretation cover specific events that occurred after either December 15, 1998 or January 12, 2000. FIN 44 did not have a significant effect on the Company's financial position or results of operations.

Royalties

The Company includes royalties and founders' commissions incurred as cost of products sold based on agreement terms.

Advertising

Advertising costs are generally expensed within the period to which they relate. Advertising costs incurred for the year ended December 31, 2001, December 31, 2000 and December 31, 1999, were $3,417,064, $9,296,483, and $16,132,888, respectively. Included in prepaid expenses and other current assets was $419,000 at December 31, 2001 and 2000, relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the year incurred. Expenditures for the years ended December 31, 2001, 2000 and 1999 were $1,331,639, $1,185,750, and $297,650, respectively. Principally, the increase of Research and Development in 2001 and 2000 was due to expenses incurred as part of the costs related to the application for a pharmacy drug license in the United Kingdom, together with research costs of the products related to Quigley Pharma.

Income Taxes

The Company utilizes an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. See Note 5 for further discussion.

Note 2 – Segment Information

The basis for presenting segment results generally is consistent with overall Company reporting. The primary difference relates to presentation of partially-owned operations, which are presented as if owned 100% in the operating segments. The adjustment-to-ownership basis is included in Corporate and Other. In the third quarter of 2000, the Company qualified for the Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments.

The Company has divided its operations into three reportable segments: The Quigley Corporation (Cold-remedy Products), whose main product is Cold-Eeze®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (Health and Wellness) whose business is the sale and direct marketing of a range of health and wellness products and Caribbean Pacific Natural Products, Inc. (Sun-care and Skincare Products), a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas.

Financial information relating to 2001 and 2000 by business segment follows:

As of and for the three months ended December 31, 2001	*Cold-Remedy Products*	*Health and Wellness*	*Sun-care and Skincare Products*	*Corporate and Other*	*Total*
Revenues					
Customers	$6,491,652	$1,763,209	$274,060	-	$8,528,921
Inter-segment	-	-	-	-	-
Segment operating profit (loss)	1,731,987	(354,104)	(503,623)	$4,729	878,989
Total Assets	$26,726,729	$826,946	$882,710	($3,680,590)	$24,755,795

As of and for the twelve months ended December 31, 2001	*Cold-Remedy Products*	*Health and Wellness*	*Sun-care and Skincare Products*	*Corporate and Other*	*Total*
Revenues					
Customers	$16,704,618	$5,788,579	$2,176,470	-	$24,669,667
Inter-segment	116,385	(176,412)	-	$60,027	-
Segment operating profit (loss)	1,170,828	(729,374)	(995,156)	127,705	(425,997)
Total Assets	$26,726,729	$826,946	$882,710	($3,680,590)	$24,755,795

As of and for the three months ended December 31, 2000	*Cold-Remedy Products*	*Health and Wellness*	*Sun-care and Skincare Products*	*Corporate and Other*	*Total*
Revenues					
Customers	$6,639,075	$11,811	$455,348	-	$7,106,234
Inter-segment	3,486	-	-	($3,486)	-
Segment operating profit (loss)	360,515	(173,335)	(152,065)	648	35,763
Total Assets	$27,005,069	$428,210	$769,202	($2,146,880)	$26,055,601

As of and for the twelve months ended December 31, 2000	*Cold-Remedy Products*	*Health and Wellness*	*Sun-care and Skincare Products*	*Corporate and Other*	*Total*
Revenues					
Customers	$15,954,927	$51,300	$798,866	-	$16,805,093
Inter-segment	320,623	-	-	($320,623)	-
Segment operating (loss)	(4,645,828)	(936,534)	(229,600)	(123,074)	(5,935,036)
Total Assets	$27,005,069	$428,210	$769,202	($2,146,880)	$26,055,601

Note 3 - Property, Plant And Equipment

Consisted of the following as of:	*December 31, 2001*	*December 31, 2000*
Land	*$152,203*	*$152,203*
Buildings and improvements	*1,526,292*	*1,515,090*
Machinery and equipment	*872,130*	*669,401*
Computer software	*241,096*	*122,715*
Furniture and fixtures	*221,974*	*200,648*
	3,013,695	2,660,057
Less: Accumulated depreciation	*812,386*	*520,330*
Property, Plant and Equipment, net	*$2,201,309*	*$2,139,727*

Depreciation expenses for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 were $367,368, $277,163, and $142,051, respectively.

Note 4 - Patent Rights And Related Royalty Commitments

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000, has been valued at the fair value of these shares at the date of the grant. This asset value is being amortized over the remaining life of the patent that expires in March, 2002. The Company is required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expires in 2002. The Company also maintains a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, expiring in 2007. Additionally, a founder's commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers whose agreements expire in 2005.

The founders receiving commissions are also stockholders of the Company.

The trademarks and formulations for the natural skincare products sold by Caribbean Pacific Natural Products, Inc. are owned by Caribbean Pacific International, Inc., which has a 40% ownership position in Caribbean Pacific Natural Products. The trademark and formulations are assigned to Caribbean Pacific Natural Products, Inc. for a twenty-five year period. Caribbean Pacific Natural Products pays Caribbean Pacific International a royalty of five percent (5%) on sales collected, less certain deductions, for a four-year term, which terminates in May 2004.

The expenses for the respective periods relating to such agreements amounted to $1,506,525, $1,992,497, and $2,638,727, for the years ended December 31, 2001, December 31, 2000, and December 31, 1999, respectively. Amounts accrued for these expenses at December 31, 2001 and December 31, 2000 were $690,670 and $1,037,610, respectively

Note 5 - Income Taxes

The provision (benefit) for income taxes, consists of the following:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Current:			
Federal	-	-	($1,181,327)
State	-	-	-
	-	-	($1,181,327)
Deferred:			
Federal	$39,771	($1,701,186)	(1,285,077)
State	(76,134)	(223,095)	(605,998)
	(36,363)	(1,924,281)	(1,891,075)
Valuation allowance	36,363	1,924,281	1,169,787
Total	-	-	($1,902,615)

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Statutory rate	($7,264)	($1,798,027)	($2,076,176)
State taxes net of federal benefit	(32,893)	(148,804)	(403,022)
Permanent differences and other	3,794	22,550	(593,204)
	(36,363)	(1,924,281)	(3,072,402)
Less valuation allowance	36,363	1,924,281	1,169,787
Total	-	-	($1,902,615)

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net operating loss carry-forward	$4,090,077	$3,730,923	$1,751,199
Contract termination costs	305,019	378,555	378,555
Bad debt expense	263,654	196,879	54,164
Other	133,943	137,488	104,648
Valuation allowance	(4,792,693)	(4,443,845)	(2,288,566)
Total	-	-	-

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for years prior to 1999. The tax benefit effect of option and warrant exercises during 2000 and 1999 were $230,998 and $697,208, respectively. However, these benefits were deferred because of a net operating loss carry-forward for tax purposes ("NOLs") that occurred during the fourth quarter of 1999, resulting from a cumulative effect of deducting a total value of $42,800,364 attributed to these options, warrants and unrestricted stock deductions from taxable income during the tax years 1997 and 1998. The net operating loss carry-forwards arising from the option, warrant and stock activities approximate $8.7 million for federal purposes, of which $3.5 million will expire in 2019, $5.2 million in 2020, and $13.9 million for state purposes, of which $9.7 million will expire in 2009, $3.3 million in 2010 and $900,000 in 2011. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided.

Note 6 - Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy-back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Income	Shares	EPS	Loss	Shares	EPS	Loss	Shares	EPS
Basic EPS	$0.2	10.7	$0.02	($5.2)	10.5	($0.49)	($4.2)	11.4	($0.37)
Dilutives: Options and Warrants	-	0.1	-	-	-	-	-	-	-
Diluted EPS	$0.2	10.8	$0.02	($5.2)	10.5	($0.49)	($4.2)	11.4	($0.37)

Note 7 - Stock Compensation

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees since the date of the Company's public inception. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2001, and provides for the granting of up to three million shares to employees. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant, or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of 400,000, 480,000, and 409,000 options were granted under this Plan during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic-value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2001, 2000 and 1999 had been determined under the fair-value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Pro-forma net (loss)	($28,036)	($5,434,223)	($5,246,735)
Pro-forma earnings (loss) per share:			
Basic	$0.00	($0.52)	($0.46)
Diluted	$0.00	($0.52)	($0.46)

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented, based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model, dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the periods presented, using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility of 58.9% for 2001, ranging between 92.8% and 110% for the year ended December 31, 2000 and 59.5% for the year ended December 31, 1999; expected dividend yield of 1.5% and risk-free interest rate of 4.36% for the year ended December 31, 2001, expected dividend yield of 1.5% and risk-free interest rate of between 4.94% and 6.59% for the year ended December 31, 2000; expected dividend yield of 1.5% and risk-free interest rate of 5.10% for the year ended December 31, 1999, based on the expected life of the option. The impact of applying SFAS No. 123 in this pro-forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123 does not apply to stock options granted prior to the beginning of fiscal year 1996, and additional stock options awards are anticipated in future years. All options were immediately vested upon grant.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2001, 2000, and 1999, and changes during the years then ended, is presented below:

Year Ended December 31, 2001:

	Employees		*Non-Employees*		*Total*	
	Shares (,000)	*Weighted Average Exercise Price*	*Shares (,000)*	*Weighted Average Exercise Price*	*Shares (,000)*	*Weighted Average Exercise Price*
Options/warrants outstanding at beginning of period	*2,747*	*$4.68*	*1,370*	*$5.42*	*4,117*	*$4.93*
Additions/deductions:						
Granted	*355*	*1.26*	*45*	*1.26*	*400*	*1.26*
Exercised	-	-	-	-	-	-
Cancelled	*93*	*3.35*	*410*	*1.75*	*503*	*2.05*
Options/warrants outstanding at end of period	*3,009*	*$4.32*	*1,005*	*$6.73*	*4,014*	*$4.92*
Options/warrants exercisable at end of period	*3,009*		*1,005*		*4,014*	
Weighted-average fair value of grants	*$1.26*		*$1.26*		*$1.26*	
Price range of options/warrants exercised	-		-		-	
Weighted-average fair value of grants	*$1.26*		*$1.26*		*$1.26*	
Price range of options/warrants outstanding	*$0.81-$10.00*		*$0.81-$10.00*		*$0.81-$10.00*	
Price range of options/warrants exercisable	*$0.81-$10.00*		*$0.81-$10.00*		*$0.81-$10.00*	

Year Ended December 31, 2000:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	2,799	$4.59	1,480	$5.14	4,279	$4.78
Additions/deductions:						
Granted	440	1.10	40	0.81	480	1.07
Exercised	460	0.50	130	0.50	590	0.50
Cancelled	32	7.83	20	7.40	52	7.67
Options/warrants outstanding at end of period	2,747	$4.68	1,370	$5.42	4,117	$4.93
Options/warrants exercisable at end of period	2,747		1,370		4,117	
Weighted-average fair value of grants	$0.69		$0.55		$0.68	
Price range of options/warrants exercised	$0.50		$0.50		$0.50	
Weighted-average fair value of grants	$1.26		$1.26		$1.26	
Price range of options/warrants outstanding	$0.81-$10.00		$0.81-$10.00		$0.81-$10.00	
Price range of options/warrants exercisable	$0.81-$10.00		$0.81-$10.00		$0.81-$10.00	

Year Ended December 31, 1999:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	2,560	$4.27	1,790	$4.55	4,350	$4.39
Additions/deductions:						
Granted	389	5.13	20	5.13	409	5.13
Exercised	150	0.50	330	1.93	480	1.48
Options/warrants outstanding at end of period	2,799	$4.59	1,480	$5.14	4,279	$4.78
Options/warrants exercisable at end of period	2,799		1,480		4,279	
Weighted-average fair value of grants	$1.41		$1.41		$1.41	
Price range of options/warrants exercised	$0.50		$0.75 - $2.50		$0.50 - $2.50	
Price range of options/warrants outstanding	$0.50-$10.00		$0.50-$10.00		$0.50-$10.00	
Price range of options/warrants exercisable	$0.50-$10.00		$0.50-$10.00		$0.50-$10.00	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2001:

	Employees			Non-Employees		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.81 - $2.06	1,569,000	6.8	$1.43	385,000	5.6	$1.60
$2.50 - $5.12	598,500	6.3	$4.14	10,000	7.3	$5.12
$9.68 - $10.00	841,500	5.7	$9.81	610,000	5.3	$9.99
	3,009,000			1,005,000		

Options outstanding as of December 31, 2001, 2000 and 1999 expire from June 30, 2006 through December 10, 2011, depending upon the date of grant.

During 1999, the Company implemented a defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions. The Company's contribution cost to the plan in 2001 was approximately $140,000.

Note 8 - Stockholders' Equity

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders-of-record on September 25, 1998. Each Right entitles the stockholder-of-record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such Right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares, or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan, until December 31, 2001, 4,159,191 shares have been repurchased at a cost of $24,042,801, or an average cost of $5.78 per share.

As a result of the litigation relating to the case against Nutritional Foods Corporation, in March of 1998, a subsequent order of the Court of Common Pleas of Bucks County modified the decree of January 23, 1997 to provide for a return to treasury of 604,928 shares to the Company. As payment for legal services, 118,066 of these shares were reissued with a market value of approximately $1,145,358. This value, the cost of reacquiring these shares, then became the value of the net treasury stock ($2.35 per share), represented by 486,862 shares returned to treasury.

Note 9 - Commitments And Contingencies

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2001, December 31, 2000 and December 31, 1999, of $336,123, $148,041, and $137,015, respectively. The future minimum lease obligations under these operating leases are $428,387.

The Company has committed to advertising costs approximating $35,000 relating to 2002. Additional advertising cost is expected to be incurred for the remainder of 2002.

In September 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint alleges that the Plaintiffs purchased certain Cold-Eeze® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint requests an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of warranty and unjust enrichment, as well as a judicial determination that the action be maintained as a class action.

In October 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The Court sustained certain objections thereby narrowing Plaintiffs' Complaint. In May, 2001, Plaintiffs filed a Motion to Certify the Alleged Class. The Company opposed the Motion. In November, 2001, the Court held a hearing on Plaintiffs' Motion for Class Certification. In January, 2002, the Court denied in part and granted in part the Plaintiffs' Motion. The Court denied Plaintiffs' Motion to Certify a Class based on Plaintiffs' claim under the Pennsylvania Consumer Protection Law; however, the Court certified the class based on Plaintiffs' breach of warranty and unjust enrichment claims. The Company is filing for a Motion for Clarification/ Reconsideration of this ruling. The Company is vigorously defending this lawsuit although the Company believes that the action lacks merit. The case is at a stage where no discovery has been taken and no prediction can be made as to the outcome of this case.

A Special Meeting of the Quigley stockholders was held on October 15, 1999, at which a majority of the shares entitled to vote adopted a Corrective Action Proposal (initially reported in the Company's Form 10-Q for the quarter ending June 30, 1999) to ratify actions previously taken by the Company relating to the 1990 1 for 2.74 reverse split, the 1995 1 for 10 reverse split (the "Reverse Splits") and the 1997 1 for 2 forward split (the "Forward Split"). Pursuant to the October 15, 1999 Special Meeting, the Company authorized the filing of a declaratory judgment action in Nevada to determine the effectiveness of the Corrective Action.

In August 2000, the District Court of Clark County, Nevada, held that it had jurisdiction to decide the Company's declaratory judgment action filed in April 2000, against two putative shareholders (Thomas Goldblum and Alan Wayne), in which the Company seeks a judicial declaration that, based on stockholder approval of the Corrective Action Proposal, the Reverse Splits and Forward Split satisfy and/or comply with Nevada law and that the capitalization of Quigley evidenced by the issued and outstanding shares of common stock and common stock warrants is as reflected on Quigley's stock transfer ledger on September 10, 1999, the record date of the Special Meeting. This action is scheduled for trial in Clark County, Nevada, during the week of March 25, 2002. No prediction can be made as to the outcome of this case.

An underlying claim was filed by Goldblum and Wayne in the Court of Common Pleas of Montgomery County, Pennsylvania, on March 17, 1996 alleging that the plaintiffs became owners of 500,000 shares each of the Company's common stock in or about 1990 and requested damages in excess of $100,000 for breach of contract and conversion. The Company is vigorously defending this lawsuit and has denied any liability to the plaintiffs. The Company also believes that the plaintiffs' claims are barred by the applicable statutes of limitations, and that the plaintiffs are, in any event, limited to claims for approximately 36,000 shares. The Company continues to believe that the plaintiffs' claims are without merit but certain pre-trial discovery remains incomplete and no prediction can be made as to the outcome of this case.

Note 10 - Related Party Transactions

In the ordinary course of business, the Company has sales brokerage and other arrangements with entities whose major stockholders are also stockholders of The Quigley Corporation, or are related to major stockholders of the Company. Commissions and other items paid or payable under such arrangements for the years ended December 31, 2001, 2000 and 1999, amounted to $160,034, $466,033, and $370,466, respectively. Amounts payable under such agreements at December 31, 2001 and 2000 were approximately $36,525 and $195,075, respectively.

The Company is in the process of acquiring licenses in certain countries through related party entities. During 2001, fees amounting to $281,250 have been paid to a related entity to assist with the regulatory aspects of obtaining such licenses.

Note 11 - Quarterly Information (Unaudited)

	Quarter Ended			
	March 31,	*June 30,*	*September 30,*	*December 31,*
2001				
Sales	*$5,198,537*	*$3,381,951*	*$7,175,724*	*$9,468,150*
Co-operative advertising promotions	*394,663*	*42,100*	*588,931*	*1,075,593*
Net Sales	*4,803,874*	*3,339,851*	*6,586,793*	*8,392,557*
Gross Profit	*3,018,942*	*2,881,366*	*3,876,368*	*5,277,780*
Net Income (loss)	*(402,909)*	*(680,443)*	*313,615*	*985,701*
Basic earnings (loss) per common share	*($0.04)*	*($0.06)*	*$0.03*	*$0.09*
Diluted earnings (loss) per common share	*($0.04)*	*($0.06)*	*$0.03*	*$0.09*
2000				
Sales	*$6,614,786*	*$1,300,111*	*$3,765,229*	*$7,684,060*
Co-operative advertising promotions	*1,207,900*	*479,962*	*293,405*	*577,826*
Net Sales	*5,406,886*	*820,149*	*3,471,824*	*7,106,234*
Gross Profit	*3,131,958*	*410,922*	*2,277,914*	*5,099,707*
Net Income (loss)	*(3,923,438)*	*(1,652,290)*	*114,401*	*264,854*
Basic earnings (loss) per common share	*($0.38)*	*($0.16)*	*$0.01*	*$0.03*
Diluted earnings (loss) per common share	*($0.38)*	*($0.16)*	*$0.01*	*$0.03*

Market Information

The Company's Common Stock, $.0005 par value, is currently traded on the NASDAQ National Market under the trading symbol "QGLY". The price set forth in the following table represents the high and low sale prices for the Company's common stock.

	Common Stock			
	2001		*2000*	
Quarter Ended	*High*	*Low*	*High*	*Low*
March 31	*$1.531*	*$0.813*	*$3.250*	*$1.500*
June 30	*$1.960*	*$0.750*	*$2.031*	*$1.125*
September 30	*$1.600*	*$0.800*	*$1.969*	*$1.156*
December 31	*$2.390*	*$0.830*	*$1.750*	*$0.656*

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

From July 1997 to May 1998, the Company's securities were traded on the NASDAQ SmallCap Market. Since May 1998, the Company's securities are traded on the NASDAQ National Market and consequently stock prices are available daily as generated by the National-Market established-quotation system.

Holders

As of December 31, 2001, there were approximately 389 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but would exceed the number of record owners indicated above.

Dividends

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

The Company changed its fiscal year-end from September 30 to December 31 on January 2, 1997. The following table sets forth the selected financial data of the Company for, and at the end of, the years ended December 31, 2001, 2000, 1999, 1998 and 1997.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

(Amounts in thousands, except per-share data)	*Year Ended December 31 2001*	*Year Ended December 31 2000*	*Year Ended December 31 1999*	*Year Ended December 31 1998*	*Year Ended December 31 1997*
Statement of Income Data:					
Sales	$25,224	$19,364	$24,820	$36,354	$70,173
Co-operative advertising promotions	2,101	2,559	2,499	1,619	775
Net Sales	23,123	16,805	22,321	34,735	69,398
Gross Profit	15,054	10,921	14,441	23,858	47,970
Net Income (Loss)	216	(5,196)	(4,204)	6,809	20,967
Basic earnings (loss) per common share	$0.02	($0.49)	($0.37)	$0.51	$1.72
Diluted earnings (loss) per common share	$0.02	($0.49)	($0.37)	$0.46	$1.43
Weighted-average common shares outstanding:					
Basic	10,675	10,551	11,352	13,335	12,181
Diluted	10,751	10,551	11,352	14,944	14,634

	As of December 31 2001	*As of December 31 2000*	*As of December 31 1999*	*As of December 31 1998*	*As of December 31 1997*
Balance Sheet Data:					
Working capital	$18,626	$18,622	$23,621	$43,024	$41,141
Total assets	24,756	26,056	33,271	48,611	49,847
Stockholders' equity	$21,200	$20,971	$26,216	$44,607	$41,748

Corporate Officers and Directors

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Eric H. Kaytes
Vice President,
Chief Information Officer,
Secretary, Treasurer & Director

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Jacqueline F. Lewis
Director,
Vice President & Chief Operating Officer
of D. A. Lewis, Inc.

Charles A. Genuardi
Director,
Former Chairman &
President & Chief Executive Officer
of Genuardi's Family Markets

Corporate Information

Form 10-K Report
A copy of the company's annual report on
SEC Form 10-K will be provided, without charge,
to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267.880.1111

Investors seeking additional information
about the company may call or write to:

The Torrenzano Group, Ltd.
551 Fifth Avenue
Suite 1400
New York, NY 10176
Telephone: 212.681.1700

Stock Exchange Listing
NASDAQ National Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Co.
59 Madison Lane
New York, NY 10038

Independent Auditors
PricewaterhouseCoopers LLP
Philadelphia, PA 19103

General Counsel
Eastburn And Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome Rosenzweig
& Wolosky LLP
New York, NY 10022